UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resignations from Achilles Board of Directors

On December 31, 2024, Julie O’Neill, Michael Giordano and Bernhard Ehmer each resigned as a director from the board of directors (the “Board”) of Achilles Therapeutics plc (“Achilles” or the “Company”), effective immediately.

Ms. O’Neill had served on the Board since 2021 and was a member of the Audit Committee of the Board. Dr. Giordano had served on the Board since 2018 and was a member of the Remuneration Committee of the Board, Nominating Committee of the Board, and Research & Development Committee of the Board. Dr. Ehmer had served on the Board since 2022 and was a member of the Research & Development Committee of the Board.

Each of Ms. O’Neill, Dr. Giordano and Dr. Ehmer’s resignations is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices and follows the Company’s press release of December 24, 2024 announcing a planned decrease in the size of the Board.

This Report on Form 6-K, including the exhibit hereto, is incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”) including the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: January 6, 2025	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer